Filed by Lynx Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Solexa Limited
Commission File No.: 000-22570

The following transcript of the investor conference call conducted by Lynx Therapeutics, Inc. (“Lynx”) on November 15, 2004 contains “forward-looking” statements, any statements contained in the transcript that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “predicts,” “expects,” “envisions,” “hopes,” “estimates,” “intends,” “will,” “continue,” “may,” “potential,” “should,” “confident,” “could” and similar expressions are intended to identify forward-looking statements. The success of the proposed transaction with Solexa Limited and future operating results of Lynx may differ materially from the results discussed or forecasted in the forward-looking statements due factors that include, but are not limited to, risks associated with transaction, such as potential inability to realize the expected benefits and synergies of the transaction, risks related to future opportunities and plans for the combined company, potential difficulties in the assimilation of the operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel and the risk of diversion of management attention from other business concerns, and general business risks including, among others, risks details from time to time in Lynx’s SEC reports, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, Annual Report on Form 10-K for the year ended December 31, 2003, as amended and registration statement on Form S-4 filed on October 29, 2004. Lynx does not undertake any obligation to update forward-looking statements.

Where to Find Additional Information about the Transaction

Lynx filed a Registration Statement on Form S-4 (File No. 333-120101) with the SEC on October 29, 2004 in connection with the proposed transaction with Solexa, and Lynx expects to mail a Proxy Statement / Prospectus to stockholders of Lynx and shareholders of Solexa containing information about the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CAREFULLY. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT / PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LYNX, SOLEXA, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement / Prospectus and these other documents may also be obtained from Lynx by directing a request through the Investor Resources section of Lynx’s site at www.lynxgen.com or by mail to Lynx Therapeutics, Inc., 25861 Industrial Blvd., Hayward, CA 94545, attention: Investor Relations, telephone: 510-670-9300.

In addition to the Registration Statement and the Proxy Statement / Prospectus, Lynx files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lynx at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lynx’s filings with the SEC are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Transaction

Lynx will be soliciting proxies from Lynx’s stockholders in favor of the issuance of shares of Lynx’s common stock in the transaction. The directors and executive officers of Lynx and the directors and executive officers of Solexa may be deemed to be participants in Lynx’s solicitation of proxies. Certain executive officers and directors of Lynx and certain executive officers and directors of Solexa have interests in the transaction that may differ from the interests of the Lynx stockholders and the Solexa shareholders generally. These interests are be described in the Proxy Statement / Prospectus, as it may be amended from time to time.

On November 15, 2004, Lynx conducted an investor conference call that was simultaneously webcast. Attached is the transcript of the conference call:

LYNX THERAPEUTICS
Moderator: Kevin Corcoran
11-15-04/4:00 pm CT
Confirmation #2150824

LYNX THERAPEUTICS

Moderator: Kevin Corcoran
November 15, 2004
4:00 pm CT

Operator:	Welcome to the Lynx Therapeutics 2004 Third Quarter Financial Results conference call. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we’ll hold a Q&A session. To ask a question, please press star followed by 1 on your touchtone phone. If anyone has difficulty hearing the conference, please press star 0 for operator assistance.

As a reminder, this conference is being recorded November 15, 2004.

I would now like to turn the conference over to Miss Jody Cain. Please go ahead, ma’am.

Jody Cain:	This is Jody Cain with Lippert Heilshorn and Associates. Thank you all for participating in today’s call. Joining me from Lynx Therapeutics are Kevin Corcoran, President and Chief Executive Officer, and Dr. Tom Vasicek, Vice President, Business Development.

Earlier this afternoon, Lynx Therapeutics released financial results for the third quarter of 2004. If you have not received this news release, or if you’d like to be added to the company’s distribution list, please call Lippert Heilshorn in Los Angeles at (310) 691-7100, and speak with Eleanor Tang.

Before we start, I’ll remind you that statements made during this conference call are accurate only as of the date of the live broadcast, November 15, 2004. We will be making forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation reform Act of 1995.

Forward-looking statements during this call are related to everything that is not historical in nature. For example, forward looking statements include our comments regarding estimated financial results, the success of our proposed business combination with Solexa, Lynx’s ability to obtain additional capital, the addition of new customers, collaborators and licensees, the performance of our genomics discovery services for current and future customers, collaborators and licensees, and the expansion of the commercial applications of our genomic business.

There are a number of important factors that could cause actual outcomes to differ materially from those indicated by these forward looking statements, including among others, risks detailed from time to time in the company’s SEC reports including the annual report on form 10K for the year ended December 31, 2003, as amended, the quarterly report filed on form 10Q, and the registration statement on form S4 related to, among other things, the proposed business combination with Solexa.

Lynx does not assume any obligation to update forward-looking statements.

With that said, I’d like to turn the call over to Kevin Corcoran. Kevin.

Kevin Corcoran:	Thank you, Jody, and my thanks to everyone for joining us.

For the structure of today’s call, I will begin with an overview of our third quarter financial results. Tom Vasicek will provide an update on our commercial activity and scientific collaborations. And I will discuss developments with the proposed business combination with Solexa. John West, Solexa’s Chief Executive officer, is here with me today, and will also be available to respond to your questions during the Q&A period.

As announced earlier today, revenues for the third quarter of 2004 totaled $1.6 million. This compares with revenues of $8.3 million for the third quarter of 2003. As we have noted on previous calls, our revenues depend largely on the timing and number of biological samples received from our existing customers and collaborators.

Operating costs and expenses for the third quarter of 2004 and 2003 were relatively flat at $5.8 million. Costs of services fees for the quarter were $1.2 million, down from $1.5 million for the 2003 third quarter.

For the quarter, R&D expenses decreased to $2.3 million, versus $3 million in 2003, reflecting lower personnel expenses resulting from workforce reductions in 2004.

General and administrative expenses increased to $2.3 million for the 2004 third quarter, compared with $1.3 million for the 2003 third quarter. The increase in general and administrative expenses reflects additional expenses directed toward the proposed business combination with Solexa.

Our loss from operations for the third quarter this year was $4.3 million, versus income from operations of $2.4 million for the comparable quarter last year.

Our net loss for this quarter was $4.3 million, or a loss of 57 cents per share, compared with a net income of $1.8 million or 39 cents per share for the comparable quarter of 2003.

For the first nine months of this year, we reported revenues of $4.6 million, versus revenues of $16.1 million for the comparable period in 2003. Loss from operations for the first three quarters of 2004 were $12.2 million, compared with a loss of operations of $2.5 million for the first three quarters of 2003.

For the first nine months 2004, we reported a net loss of $12.1 million or $1.70 per share, versus a net loss of $5 million, or a loss of $1.07 per share for the first nine months of 2003.

As outlined in today’s earning release, the decrease in technology access and service fees revenues for the nine months ended September 30, 2004, compared with the comparable period of 2003, was due to full recognition of previously deferred technology access fees of $7 million in 2003, for which there was no corresponding amount in 2004, and a decrease in fees charged per MPSS experiment.

The decrease in other revenues for the nine months ended September 30, 2004, compared with the comparable period in 2003, was due to the sale of MPSS instruments to Takara in 2003, for which there was no corresponding amount in 2004. The instrument sales were related to an amendment to an existing collaboration agreement between Lynx and Takara.

If you exclude deferred revenue and technology access fees, service fee revenue for the nine months ended September 30, 2004, totaled $3.9 million compared with $3.8 million for the comparable period in 2003.

I note that we continue to build on our existing service business through service agreements and collaborations. We believe that the competitive advantages of our technology services can assist researchers worldwide in a broad range of life sciences applications by providing a level of information that is not otherwise achievable.

Again we note that this business fluctuates from quarter to quarter, and even year to year.

Now I will turn the call over to Tom Vasicek, to talk more about our recent commercial activity and plans. Tom.

Tom Vasicek:	Thanks, Kevin. And thank you all for joining us on this call.

Since we last spoke in this forum, we have continued to expand the application of Lynx’s technologies beyond our traditional gene expression market. We see the broader application of these breakthrough technologies as a stepping stone to our future in providing reagents and next generation instrumentation for the DNA sequencing market.

Lynx’s business is, and always has been, to provide extremely high volume short DNA sequence reads. Our service business has been generating revenue since 1999. Over the years, we have employed this technology to generate digital gene expression information for medical research and for discovery efforts in many commercially important organisms.

It’s an important statement that the NIH tapped Lynx to build the mouse reference transcriptome database, a public resource that will shortly be available to medical researchers worldwide.

It is also significant that the National Science Foundation chose to support the University of Delaware initiative to build the public rice transcriptome database with Lynx. We believe that these initiatives underscore the value of short sequence reads in the creation of powerful reference gene expression databases for many important organisms.

Certainly researchers worldwide can enjoy the advantages offered by these public resources which also facilitate the adoption of digital expression data by a broader swath of the scientific community. These data from “normal” tissues not only provide an invaluable resource for ground breaking discoveries in themselves, but they also invite comparisons to Lynx’s digital expression data generated for laboratories around the world from their own diseased and experimentally manipulated samples, elevating the value of data generated from their sample sets.

The introduction of our next generation DNA sequencers, first as they emerge from development into our production facility, a prime testing ground for the new technologies, and then as we provide them to our customers’ laboratories, should be an additional major boost. We expect these instruments could be adopted broadly across all components of the research community, including DNA sequencing and gene expression analysis.

Meanwhile, our current service platform is providing unequivocal value to many customers in the genomic DNA and small regulatory RNA analysis arenas.

Furthermore the development of sample preparation procedures for these other applications is critical for the new technology platform as well. Our massively parallel processes involve sample preparations that incorporate essentially millions of individual samples that would be required for conventional sequencers into a single test tube.

Thus massively parallel sample preparation greatly simplifies sample handling and dramatically reduces cost and processing time. Consequently, optimization of these preparations is critical. And I’m pleased to see that we are well on our way towards standardization of these methods.

At the same time, our customers are enthusiastically embracing our data format, millions of short sequence reads, and the data analysis methods developed by our own customer support group internally and by elite researchers around the world. This is not a trivial matter. And it’s highly reassuring to see the research community integrating this format, preparing the marketplace for an enormous increase in the volume of massively parallel sequence data that will follow the introduction of our new instruments next year.

Now I’ll describe some of our new contracts, and provide an update on some of our more significant ongoing projects.

On August, we signed a service agreement with (Roswell Park Cancer Institute) to generate digital expression data for the study of gene expression, work that could ultimately lead to significant advances in our understanding of kidney development and renal pathophysiology.

We also announced our new service agreement with the American Type Tissue Collection, or ATTC, to study gene expression in the “certified”

human embryonic stem cells. We believe stem cell research presents an excellent opportunity to showcase our technology, because we are able to detect every gene in any given sample. The results of these studies may ultimately lead to the development of novel approaches for the prevention and treatment of many diseases, including Alzheimer’s and Parkinson’s disease, spinal cord injuries, stroke, heart disease and cancer.

To update you on the NIH mouse reference transcriptome project: a significant portion of the data is now under review by an elite group of international scientists; we’re fast moving towards completion of these analyses; and the first publications are in preparation.

The initial findings from these efforts promise to be nothing short of ground breaking. And over a longer term, we anticipate the public availability of these data could be a boon to scientists worldwide who use the laboratory mouse as a model system for human disease.

I should also note that the rice reference transcriptome project is proceeding apace. We anticipate that the resulting public database will be equally significant in the ag-biotech research community.

In October we announced further news from the University of Delaware, which received a research grant from the National Science Foundation to work with Lynx in the development of methods to capture and sequence small regulatory RNAs, sometimes referred to as silencing, or SI RNAs.

In conjunction with these new methods, we believe that our short read technology will permit the study of this important class of molecules on a larger scale than previously possible. The study and use of silencing RNA is already revolutionizing biological research, and could possibly play a major role in future therapeutics development as well as ag-biotech.

And finally, a mention of our ongoing collaboration with the National Cancer Institute to deploy our technologies for the identification of chromosome reconfigurations in human cancers. Demonstrating application of our technology for genomic applications has been one of our major goals, and this project is an important indication that the world’s leading cancer research organization recognizes the value that Lynx brings to these important research efforts.

This project, along with others we have initiated in epigenomics and in genome structure analysis, will demonstrate the power of high-volume, short-sequence reads in comprehensive genome analysis.

In this and other projects, we have begun to demonstrate that our current sequencing technology platform provides a compelling economic and scientific advantage over other sequencing methods in the characterization of DNA fragments from a variety of sources.

We believe that this technology provides the high-quality data at a much lower cost than other technologies, in applications where extremely high-volume sequence reads are needed. Furthermore, the dramatically high throughput can enable a range of experimental paradigms requiring comprehensive DNA fragment analysis. These are scientifically valuable paradigms that were previously intractable with other technologies.

And I’m reminded by this, that I just returned from a genomics meeting at the Cold Spring Harbor laboratory on Long Island. There, many scientists mentioned Lynx as a provider of enabling technology that could have, and in some cases already is having, an impact on efforts to decipher the function of highly complex human genome.

Traditionally, gene expression analysis has represented the bulk of our services business. We are now showing success in characterizing small regulatory RNAs and DNA samples from a variety of sources. We are beginning to see that short sequence reads could be extremely valuable in epigenomics and genome structure analysis. These studies are paving the way for next year’s introduction of our new sequencing platform and our launch into the whole genome-sequencing arena.

This is an exciting time for Lynx, and an exciting time for the biological sciences.

On that note, I’d like to now return the call to Kevin.

Kevin Corcoran:	Thanks, Tom.

I’m delighted to report that we continue to make progress towards our proposed business combination with Solexa. We believe that, working together, we will be able to build a leading company in the area of future DNA sequencing technologies.

For those of you unfamiliar with Solexa, it’s a private U.K. based company with 52 employees. (But it’s) developing systems for the comprehensive and economical analysis of individual genomes. These systems are being designed for the use in a wide range of applications, from basic research through development and implementation and across various industries including personalized medicine, agriculture, food, manufacturing, fermentation and bio-defense.

Solexa’s systems are based on several major technological breakthroughs that allow genomic DNA to be read directly at a very high speed and with minimal sample preparation. Both of these elements add significantly to reducing cost.

Solexa has a very strong financial backing from four high-caliber life sciences venture capital funds. Namely Amadeus, (Abbingworth), (Oxford Biosciences Partners), and (Schroder Ventures Life Sciences). These venture capital firms are very familiar with the genomics area, and as a group have already invested over $40 million in Solexa.

Under a separate loan agreement that was announced in August in conjunction with our letter of intent with Solexa, we have received $2.5 million in loans from Solexa. Additionally, last month we entered into an original equipment manufacturer development agreement, in which we are receiving additional funds to accelerate development of the next generation DNA sequencing instruments. We believe this additional financial commitment further reflects a belief by Solexa in the tremendous near-term market potential of accelerating integration of the cluster technology that will facilitate our entry into the next generation sequencing market.

You may be aware that on October 29, we filed the registration statement on form S4 with the Securities and Exchange Commission related to the proposed Lynx Solexa business combination transaction. This registration statement includes a proxy statement of Lynx for a meeting of Lynx stockholders, to consider and vote upon the proposed business combination.

Once the registration has been finalized, we will mail the proxy statement and prospectus to our stockholders, to consider and vote on, among other things, the proposed business combination with Solexa. If you would like to receive a free copy of this filing or other documents, they can be obtained from Lynx by directing a request to the Investor Resources section of Lynx’s Web site at Lynxgen.com, or mail to Lynx Therapeutics, 25861 Industrial Blvd., Hayward, California. Mark that Attention Investor Relations.

If you have had an opportunity to review the S-4 filing, you may be aware that it includes terms and conditions about the transaction that were under negotiation at the time of our last conference call. As the S-4 registration statement is a substantial document, I would like to take a minute to highlight what we consider are key points regarding the transaction and the opportunity that we see.

Under terms of this transaction, in exchange for all the outstanding share capital of Solexa, Lynx will issue up to 29.5 million shares of Lynx common stock to the Solexa shareholders. The Lynx board of directors has carefully reviewed the transaction, and believes that Lynx stockholders will benefit as a result of the proposed business combination with Solexa, including an accelerated ability to commercialize our technology and improved prospects of raising additional capital from existing and new investors to finance our technology development.

The proposed business combination of these two companies is based on the synergy between the two technical groups. Solexa has a large scientific staff working on nucleic acid chemistry and enzyme engineering. In addition to our DNA sequencing services business, which generates revenue and is a prime testing ground for new instrumentation, Lynx has a top quality instrument engineering group that has successfully demonstrated the ability to design and develop instruments capable of carrying out millions of DNA sequencing reactions in parallel.

These two technical groups complement each other very well. And this synergy is expected to bring us to market much faster than either company would have been able to accomplish on its own.

Currently, the DNA sequencing market is in excess of $600 million, and the gene expression business is about $1.2 billion, of which about half is genome wide systems. We expect that the combined company will be able to address significant segments in both markets.

As part of Lynx’s already established services business, we have built a highly automated DNA sequencing facility with capabilities that we view as strategically important in developing the product that our combined company would take forward.

In terms of timing of the proposed business combination, subject to the approval by the stockholders at Lynx and acceptance of our offer by the Solexa shareholders, we anticipate that the transaction will be complete in the first quarter of 2005.

For the Lynx stockholders, we are asking for your support by approving, among other things, the following items: First, the issuance of 29.5 million shares of Lynx common stock in connection with the acquisition agreement with Solexa. The sale and issuance of up to 10 million shares of Lynx common stock in a private placement transaction. The election of seven directors to our company’s board. And a reverse stock split, which will enable Lynx to meet the NASDAQ requirement of $4 per share minimum bid price to maintain our NASDAQ small cap listing.

I hope that through our comments today you can see why we are enthusiastic about the proposed business combination with Solexa, and that you recognize the commitment to getting this transaction completed. We firmly believe that this is in the best interest of our company, our customers, our employees, and our stockholders.

Operator, I would now like to open the call to questions.

Operator:	Ladies and gentlemen, if you wish to register for a question for today’s question and answer session, you will need to press star followed by the number 1 on your telephone. You will hear a prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing star followed by the number two.

If you are using a speakerphone, please pick up your handset before entering your request.

Again, we ask, if you have pressed star 1 to ask a question before this time, please press it once more to ensure you’ll enter into the queue.

One moment please, for the first question.

Kevin Corcoran:	While we’re waiting for the first question, I know that there’s been some questions out there regarding the lock up period. And it’s contained in the S-4, but just to point it out, for Lynx officers and directors as well as Solexa shareholders. It’s 180 days.

Operator:	Your first question comes from Bernie Armstrong with Vancouver Investments.

Bernie Armstrong:	Yes, two questions please. First of all, with regard to Solexa. You mentioned the number of employees. As I recall, (Mantia) had about 45 employees. Do you know how many of the Solexa employees are former (Mantia) employees?

Kevin Corcoran:	Zero.

Bernie Armstrong:	Thank you. Secondly, as an add on to that, and then I have a second question. As an add on to that question. They did acquire all of the rights to Mantia, is that correct?

Kevin Corcoran:	That’s correct.

Bernie Armstrong:	The technology.

Kevin Corcoran:	We did jointly.

Bernie Armstrong:	Jointly, correct. Secondly, am I incorrect in reading this that the actual amount of stock that’s locked up for the 180 days is only 3%?

Kevin Corcoran:	I don’t know what you’re reading. Is that coming from the S4? The filing?

Bernie Armstrong:	The filing, yes.

Kevin Corcoran:	The filing?

Bernie Armstrong:	Yes, right. Does that sound about right?

Kevin Corcoran:	No, it doesn’t sound right. I mean, the 29.5 million shares that will be issued, my understanding is that would be locked up. And then any shares that Lynx officers and directors hold would be locked up as well.

Bernie Armstrong:	There’s two statements – I’d appreciate your clarifying that, then. Because there’s two statements. It says the officers and directors of Lynx as a group own about 25.3 million shares, which is about 78% of the company following completion of the transaction.

But then it lists individuals specifically which it refers to as supporting stockholders. And it acknowledges that those supporting stockholders are locked in for 180 days. But as of October 24, those supporting stockholders as a group only constitute 3%. Am I reading that wrong? Of the outstanding shares of Lynx common stock on that date?

So the 3% refers to the Lynx common stock on that date. But only 3% of the outstanding shares of the Lynx common stock on October 22 are locked up.

Kevin Corcoran:	Well I think that’s – I don’t have it in front of me; I’m sorry. But the 3% would probably be the current Lynx officers and directors. And that’s probably 3% of the 7.5 million outstanding. But then going forward, those shares will remain locked. Plus any of the stock that was issued in the transaction.

Bernie Armstrong:	That stock as well would – so it would be – the 3% refers to the 7.5 million. But all of the Solexa are locked in.

Kevin Corcoran:	That’s correct.

Bernie Armstrong:	Okay. Thank you.

Operator:	Your next question comes from Jeffery Wagner with Wagner Securities.

Jeffery Wagner:	Good afternoon, gentlemen.

Kevin Corcoran:	Good afternoon, Jeffery.

Jeffery Wagner:	You know, I just had one quick question regarding a $4 minimum for a merger agreement in Lynx’s common share price?

Kevin Corcoran:	Yes, right.

Jeffery Wagner:	If Lynx were to do a reverse split, would those – would that (begetta too) be reflected on the shares issued to Solexa?

Kevin Corcoran:	The reverse split would be post.

Jeffery Wagner:	Okay. That makes sense. And do you feel that with current collaborations with Solexa and venture capitalists that you feel that you can carry on until the merger is complete?

Kevin Corcoran:	Yes, we believe we can. We’re looking at other possible financing opportunities, as well.

Jeffery Wagner:	Okay. And let’s see – regarding the sequencing instrumentation. What time frame do you feel that it might be available in beta form?

Kevin Corcoran:	(John), would you like to answer that?

John West:	Yes. This is John West from Solexa.

Jeffery Wagner:	Hi, John.

John West:	I’m certainly glad to be here today. What we’ve said about the product plan is that we hope to launch the product in 2005. Typically one has prototypes available earlier than launch, that one works with first internally, then perhaps internally with customers, and eventually externally with beta sites. We would walk through the sequence of those.

We have not laid out an exact time schedule for all of those, but again, our intention is to launch the product in 2005.

Jeffery Wagner:	Roughly early, mid, or late 2005?

John West:	Probably toward the end of 2005.

Jeffery Wagner:	Okay. Well thank you very much, guys.

John West:	Thank you.

Operator:	Once again, ladies and gentlemen, as a reminder. To register for a question, please press star followed by the number 1 on your telephone keypad.

Your next question is a follow up question from Bernie Armstrong with Vancouver Investments.

Bernie Armstrong:	I would appreciate your commenting a little more. There was apparently one statement regarding the reverse split that has been quoted variously. And the price of $4. Do you presently contemplate that in fact recognizing that it’s a function of market conditions which aren’t predictable, that it’s at or around the current levels that we are looking at a reverse split? Could you comment on that, please?

Kevin Corcoran:	Yes, this is Kevin. The, you know, the NASDAQ has a marketplace rule, 4330. And the requirement, since this is from an accounting view considered to be a reverse merger, the NASDAQ requires that the company have a minimum bid price for 90 days of $4. So as you said, it’s difficult to predict what the market’s going to do. And we can’t actually give you a time frame to when this transaction would close. But if it is the case that if it does close and we haven’t met that requirement, then to maintain our small cap listing, we would have to do a reverse split.

Bernie Armstrong:	And that would be a function of making some provision for some subsequent downturn as well, I would assume. Or at least on the basis of this one quote I read from a company official. Is that correct?

Kevin Corcoran:	I think that was probably something that I mentioned to the Genome reporter. What we would do is look at it and think about providing some buffer. You know, I think the range that’s reflected in the registration statement is between two and four.

Bernie Armstrong:	Two and four, that’s correct. Thank you.

Operator:	Your next question comes from Wayne Johnson with RBC Dain.

Wayne Johnson:	Hello. I have two questions. What the reverse split might that be? Like a one for two? Or would it be more severe, like a one for five or one for ten?

Kevin Corcoran:	No, actually as I just mentioned, Wayne, in the registration statement we’re asking for a range of between two and four.

Wayne Johnson:	The question, main question is how do you view the gene sequencing technology of 454 as a competitor?

John West:	This is John West; I guess I’ll speak up about that. 454 is a well known company; it’s a partially owned subsidiary of Curagen Corporation, which is also a public company, so they report numbers publicly. And they also talk a lot at technical conferences, so I think we have some reasonable familiarity there. 454 is working on developing a technology that’s based on doing sequencing on beads.

Lynx has been doing sequencing on beads since 1999 on a fee for service basis, and has actually several tens of millions of dollars of real revenue experience with that category. I think we know that to move forward we need to get a lot more cost competitive than that.

Although 454 is just now developing a technology that works on beads. Frankly, we’re moving on from that. Beads and microfluidics were a trend that a lot of people went to in the 1990’s. We’re moving on to the level of working with individual molecules and arrays made from them.

We view beads as something that will be part of our history, not something that we’re aiming at in the future. If 454 works in that direction, I think they’ll face many of the issues that Lynx has had with the expense of microfluidic devices and beads.

Although they’re an important competitor, and we obviously watch every potential competitor, they’re working on a technology that’s essentially what Lynx is already moving on from.

Kevin Corcoran:	Yes, I can tell you – this is Kevin – you know, the experience that we’ve had in trying to do more than, say, 1.5 million beads in a reaction chamber has proven to be difficult. So that’s why we were so excited to jointly acquire the cluster technology with Solexa.

Wayne Johnson:	Thank you very much.

Operator:	There are no further questions at this time. Please proceed with your presentation, or any closing remarks.

Kevin Corcoran:	Well, I just want to thank you guys all for being on the call today. And if you have any further questions, please don’t hesitate to give me a call. All right? Or John West.

John West:	We only talked a little bit about the merger here, and what the prospects are for the future. I’m very optimistic about how that’s going.

Obviously the companies need to stay separate from a legal standpoint until there’s actual approval from shareholders and a closing, and we’re certainly respectful of that. But with the agreement that we’ve implemented in the last month, the OEM development agreement between the two companies and the extension of the (Colony Technology) sharing agreement between the two companies, I think we have the basis for being able to really accelerate the kind of work that we’ve been doing together without fully waiting for there to be a combination.

So I think we maintain the position as needed from a legal standpoint of staying separate, but we’ve been able to move forward very aggressively on the technology. It is exciting to see the progress that’s being made on the instrument development, for example, there are parts being purchased. Six or eight months ago when the two companies acquired the cluster technology together it was sort of a hope for the future. The data looked encouraging, but to be honest it was still mostly a hope. I think that’s really turning into an actuality in our hands. We have people growing clusters on a routine basis now. We’re beginning to do sequencing experiments on them. I’m quite encouraged by the technical progress. And I think it’s good support for 2005 product release, and we’re really upbeat about it. I’m looking forward to it.

Kevin Corcoran:	I would encourage those of you who are Lynx stockholders to review the S4 registration statement filing and to vote in favor of the proxy items necessary to complete this transaction. I firmly believe that combining the businesses of Lynx and Solexa is in the best interest of the company, our customers, our employees and our shareholders.

Thank you. Have a good day.

Operator:	Ladies and gentlemen, that concludes your conference call for today. We thank you for your participation, and ask that you please disconnect your lines.

END